EXHIBIT 23.2


                         INDEPENDENT AUDITORS' CONSENT


The Board of Trustees
Senior Housing Properties Trust:

We consent to the incorporation by reference in the registration statement on Form S-3 of Senior Housing Properties Trust on our report dated February 5, 2001, with respect to the combined balance sheets of the Forty-two Facilities Acquired by Senior Housing Properties Trust from Integrated Health Services, Inc. as of September 30, 2000 and December 31, 1999 and 1998 and the related statements of operations, changes in net equity of parent company and cash flows for the periods then ended, which report appears in the Form 8-K of Senior Housing Properties Trust dated January 30, 2001 as amended.


/s/ KPMG LLP

Baltimore, Maryland
January 11, 2002